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                                                                    Exhibit 99.3

                    [AMERICA SERVICE GROUP INC. LETTERHEAD]


CONTACT: MICHAEL CATALANO
         CHAIRMAN, PRESIDENT AND
           CHIEF EXECUTIVE OFFICER
         (615) 376-1319


                AMERICA SERVICE GROUP APPOINTS MICHAEL W. TAYLOR
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

NASHVILLE, Tennessee (October 17, 2001) - America Service Group Inc. (NASDAQ:ASGR) announced today that Michael W. Taylor, CPA, will join the Company as Senior Vice President and Chief Financial Officer effective November 1, replacing S. Walker Choppin, who is resigning to pursue other interests.

         Prior to joining America Service Group, Mr. Taylor was employed for almost 12 years with Mid-State Automotive Distributors, Inc, the operating subsidiary of Mid-States PLC, a United Kingdom publicly traded holding corporation. Since 1998, Mr. Taylor served as Vice President, Chief Financial Officer and Treasurer for Mid-State, a corporation engaged in wholesale and retail distribution of automotive replacement parts in the Southeast United States. During his tenure with Mid-State, revenues increased from $60 million to $120 million, and Mr. Taylor was involved in all financial aspects of the Company including public company reporting, initial public offerings, banking, significant mergers and acquisition activity, and served as shareholder and investment community liaison. Mr. Taylor is a certified public accountant and began his career with Arthur Andersen LLP in Nashville, Tennessee. He graduated with a Bachelor of Science in Accounting from the University of Kentucky.

         Mr. Catalano, President and Chief Executive Officer of America Service Group, said, "We are pleased to have Michael Taylor as a member of senior management. His background as a CPA and his multi-facility experience will be invaluable in our business. We expect Michael to play a pivotal role in helping us restore confidence and regain credibility with the investment community."

         Mr. Catalano continued, "Walker Choppin has been a real asset to America Service Group. We owe him a debt of gratitude and wish him well in his new endeavor. On a personal level, I will miss his counsel and the close working relationship we enjoyed."

         America Service Group Inc., based in Brentwood, Tennessee, is the leading provider of correctional healthcare services in the United States. America Service Group Inc., through its subsidiaries, provides a wide range of healthcare and pharmacy programs to government agencies for the medical care of inmates.

         This press release may contain "forward-looking" statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. As such, they involve risk and uncertainty that actual results may differ materially from those projected in the forward-looking statements. A discussion of the important factors and assumptions regarding the statements and risks involved is contained in the Company's filings with the Securities and Exchange Commission.


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